[redacted] UNITED STATES
ND EXCHANGE COMMISSION
shington, D.C. 20549

02022254

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L AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53225

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 6/16/01 (MM/DD/YY) **AND ENDING** 03/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

MAY 1 3 2002

B35

NAME OF BROKER-DEALER:

SPIKE FINANCIAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 S. Wacker Drive, Suite 1300
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J Evey — (312) 928-8286
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	Illinois	60606-3392
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 3 1 2002
THOMSON
FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Thomas J. Evey, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of SPIKE FINANCIAL SERVICES, LLC, as of March 31, 2002, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

30th day of April 2002

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

T J Evey
Thomas J. Evey

Principal
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) *Information Relating to the Possession or Control Requirements Under Rule 15c3-3.*
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) *A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.*
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Spike Financial Services, LLC

Statement of Financial Condition

March 31, 2002

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

A&G CHECKERS SM
Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Spike Financial Services, LLC
Table of Contents
March 31, 2002

	Page
Independent Auditors' Report	1
Financial Statement	
Statement of Financial Condition	2
Notes to the Statement of Financial Condition	3 - 4

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Members of
Spike Financial Services, LLC

We have audited the accompanying statement of financial condition of Spike Financial Services, LLC (the "Company") as of March 31, 2002 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission and Regulation 1.16 of the Commodity Futures Trading Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Spike Financial Services, LLC as of March 31, 2002 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
April 23, 2002

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Spike Financial Services, LLC
Statement of Financial Condition
March 31, 2002

Assets

Cash	$	5,431
Receivable from and deposits with clearing broker		387,078
Total assets	$	392,509

Liabilities and Members' Equity

Liabilities		
Accounts payable and accrued expenses	$	241,903
Members' equity		150,606
Total liabilities and members' equity	$	392,509

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—Spike Financial Services, LLC (the "Company") is registered as a securities broker-dealer and is in the process of registering as a introducing broker. The Company provides brokerage services electronically to retail customers throughout the United States. Customer transactions are cleared through another broker on a fully disclosed basis.

Organization—Spike Financial Services, LLC (the "Company") was organized in the State of Illinois on November 8, 2000 as a limited liability company. The Company's operating agreement provides, among other things, that the Company shall dissolve no later than December 31, 2020.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Recognition—Securities transactions and the related income and expenses are recorded on trade date.

Income Taxes—As a limited liability company, the Company does not pay federal corporate income taxes on its taxable income. The Company's income or loss is includable in the income tax returns of the individual members.

Note 2 Related Parties

Spike Trading, II LLC, an entity related through common ownership, provides facility use and office space to the Company for a fee determined monthly, and the Company had a related payable of $30,000 at year-end.

Note 3 Revenue Concentration

Customers introduced by a certain officer of the Company accounted for approximately 96 percent of commissions earned for the period from June 16, 2001 through March 31, 2002.

Note 4 Off-Balance-Sheet Risk

Customer transactions are introduced to and cleared through the Company's clearing broker on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary.

Amounts due from the clearing broker represent a concentration of credit risk. The Company does not anticipate nonperformance by customers or its clearing broker. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the clearing broker with which it conducts business.

Note 5 Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), and upon registration as a introducing broker, the Commodity Futures Trading Commission's minimum capital requirement (Regulation 1.17). Under these rules, the Company during its first year of operation is required to maintain "net capital" equal to the greater of $100,000, or 12½ percent of "aggregate indebtedness," as these terms are defined.

Net capital changes from day to day, but at March 31, 2002, the Company had net capital and net capital requirements of approximately $148,000 and $100,000, respectively. The net capital rule may effectively restrict the payment of distributions.